

December 19, 2023

Mario Yau Kwan Ho
Co-Chief Executive Officer
NIP Group Inc.
Rosenlundsgatan 31
11 863 Stockholm, Sweden

>   **Re: NIP Group Inc.**
>   **Amendment No. 5 to Draft Registration Statement on Form F-1**
>   **Submitted November 29, 2023**
>   **CIK No. 0001966233**

Dear Mario Yau Kwan Ho:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 5 to Draft Registration Statement on Form F-1

Cover Page

1.   We note your response to comment 1. Please revise to state that investors may never hold equity interests in the Chinese operating company and remove any statements representing that investors in the company's ADSs are obtaining indirect ownership interests in the Chinese operating company. Revise your disclosure to state that your structure involves unique risks to investors. Disclose that Chinese regulatory authorities could disallow your structure which in turn, would likely result in a material change in your operations or the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless.

2.   We note your response to comment 2. Please disclose, as you state in your response letter, that regulatory actions related to data security or anti-monopoly concerns in Hong Kong will impact your ability to conduct business, accept foreign investment or list on a foreign exchange.

Prospectus Summary, page 1

3.   We note your response to comment 5 and reissue it in part. Please revise the first bullet under the section captioned "Risks Related to Doing Business in China" in your summary of risk factors to state that Chinese regulatory authorities could disallow your structure, which would likely result in a material change in your operations or the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Please make corresponding changes to the relevant risk factor.

4.   We note your response to comment 7 and reissue it in part. Please revise your definition of China on page 16 to clarify that the legal risks associated with operating in China also apply to your presence in Hong Kong. In this regard, we note that, although you do not have any business operations in Hong Kong, the presence of both ESVF (Hong Kong) Esports Limited and Mr. Mario Yau Kwan in Hong Kong nevertheless exposes the company to legal risks in Hong Kong. In addition, we note your statement that "in the event that we decide to operate in Hong Kong and if mainland China regulations are applied in Hong Kong in the future, the legal and operational risks associated with having operations in mainland China would also apply to our operations in Hong Kong"; please revise to clarify that mainland China could apply its regulations at any time and with no advance notice.

        Please contact Rucha Pandit at 202-551-6022 or Lilyanna Peyser at 202-551-3222 with any questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Trade & Services

cc: Steve Lin